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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         GLOBAL MOTORSPORT GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                            FREMONT PARTNERS, L.P.
                     FREMONT ACQUISITION COMPANY III, LLC
                                   (BIDDERS)

                               ----------------

   COMMON STOCK, PAR VALUE $0.001 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   378937106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

           ROBERT JAUNICH II                       MARK WILLIAMSON
        FREMONT PARTNERS, L.P.                       KEVIN BAKER
           50 FREMONT STREET            FREMONT ACQUISITION COMPANY III, LLC
              SUITE 3700                     C/O FREMONT PARTNERS, L.P.
        SAN FRANCISCO, CA 94105                   50 FREMONT STREET
            (415) 284-8500                           SUITE 3700
                                               SAN FRANCISCO, CA 94105
                                                   (415) 284-8500

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPY TO:

                             KENTON J. KING, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR EMBARCADERO CENTER, SUITE 3800
                        SAN FRANCISCO, CALIFORNIA 94111
                                (415) 984-6400

                               ----------------


                           CALCULATION OF FILING FEE
                      TRANSACTION VALUATION* $104,835,000
                         AMOUNT OF FILING FEE $20,967

                               ----------------

* FOR PURPOSES OF CALCULATING FEE ONLY. THIS AMOUNT ASSUMES THE PURCHASE OF UP TO 4,820,000 OUTSTANDING SHARES OF COMMON STOCK OF GLOBAL MOTORSPORT GROUP, INC., AT $21.75 IN CASH PER SHARE. THE AMOUNT OF THE FILING FEE CALCULATED IN ACCORDANCE WITH REGULATION 240.0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENTUM OF THE VALUE OF SHARES TO BE PURCHASED.

[X]CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
   AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

  AMOUNT PREVIOUSLY PAID: $20,967.
  FORM OR REGISTRATION NO.: SCHEDULE 13E-4.
  FILING PARTY: GLOBAL MOTORSPORT GROUP, INC.
  DATE FILED: JULY 13, 1998.

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

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Global Motorsport Group, Inc., a Delaware corporation (the "Company"), to purchase up to 4,820,000 outstanding shares (the "Shares") of its common stock, par value $.001 per share (the "Common Stock"), including the associated rights to purchase shares of Common Stock issued pursuant to that certain Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer Company (the "Rights"), at $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 1998, as amended (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer"). The Company filed a
Schedule 13E-3 and a Schedule 13E-4 on July 13, 1998 in connection with the Offer. Fremont Partners, L.P., a Delaware limited partnership ("Parent") and Fremont Acquisition Company III, LLC, a Delaware limited liability company ("Purchaser"), are filing this Statement in response to comments from the staff of the Securities and Exchange Commission in its letter, dated August 3, 1998, to the Company. Each of Parent and Purchaser disclaims that it is a "bidder" for purposes of the Offer and this Statement.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Global Motorsport Group, Inc. and the address of its principal executive offices is 16100 Jacqueline Court, Morgan Hill, California 95037.

  (b) The class of securities to which this Statement relates is the Common Stock. As of June 25, 1998, there were (i) 5,173,077 shares of Common Stock, issued and outstanding and (ii) 1,016,129 Shares reserved under the Company's stock plans in respect of outstanding awards. The Company is seeking to purchase up to 4,820,000 outstanding Shares at a purchase price of $21.75 per Share, net to the seller in cash. The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Certain Considerations--
Section 6. Management Stockholder Arrangements; Section 13. Purposes and Reasons of Purchaser and Management Stockholders for the Offer and Merger," "SPECIAL FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger; Section 2. Interests of Certain Persons in the Offer and Merger" and "THE MERGER AGREEMENT AND CERTAIN RELATED MATTERS--Section 1. The Agreement and Plan of Merger; Stockholder Agreement" is incorporated herein by reference.

  (c) The information set forth under "THE TENDER OFFER--Section 6. Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d),(g) This Statement is being filed by Parent and Purchaser. Parent, and its affiliated partnerships, is a private investment fund headquartered in San Francisco, California. The offices of Parent are located at 50 Fremont Street, Suite 3700, San Francisco, California 94105. The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 15. Certain Information concerning Purchaser" is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I hereto and
Schedule II of the Offer to Purchase, respectively, and incorporated herein by reference.

  (e)-(f) During the last five years, neither Parent or Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto and in Schedule II of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)(1) Other than the transactions described in Item 3(b) below, neither Parent or Purchaser, nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto and in Schedule II of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

  (a)(2) Other than the transactions described in Item 3(b) below, neither Parent or Purchaser, nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto or in Schedule II of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

  (b) The information set forth in the Offer to Purchase under "INTRODUCTION," and "SPECIAL FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE TENDER OFFER--Section 9. Source and Amount of Funds" is incorporated herein by reference.

  (c) Confidential treatment was not requested, see "THE TENDER OFFER--Section
9. Source and Amount of Funds" in the Offer to Purchase.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Certain Considerations--Section 3. Recapitalization; Section 4. Proration; Section 5. Substantial Indebtedness; Liquidity and Capital Resources; Section 6. Management Stockholder Arrangements; Section 8. Delisting of Common Stock; Section 9. Termination of Exchange Act Reporting; Section 12. Purposes and Reasons of the Company for the Offer and Merger; Section 13. Purposes and Reasons of Purchaser and Management Stockholders for the Offer and Merger," "SPECIAL FACTORS--The Offer and Merger-- Section 1. Background of the Offer and Merger; Section 2. Interests of Certain Persons in the Offer and Merger; Section 6. Plans for the Company; Certain Effects of the Offer and Merger," "THE MERGER AGREEMENT AND CERTAIN RELATED MATTERS--Section 1. Agreement and Plan of Merger; Stockholder Agreement" and "THE TENDER OFFER--Section 7. Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations;
Section 11. Dividends and Distributions; Section 16. Recapitalization" is incorporated herein by reference.

  (f)-(g) The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 7. Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations; Section 11. Dividends and Distributions; Section 16. Recapitalization" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION," "THE MERGER AGREEMENT AND CERTAIN RELATED MATTERS--Section 1. The Agreement and Plan of Merger; Stockholder Agreement; Section 3. Beneficial Ownership of Common Stock" and "THE TENDER OFFER--Section 6. Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO THE SUBJECT      COMPANY'S SECURITIES.

  The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Certain Considerations--Section 1. Golden Cycle Offer;
Section 6. Management Stockholder Arrangements; Section 7. Fees Payable to Purchaser and Purchaser Affiliates; Section 12. Purposes and Reasons of the Company for the Offer and Merger; Section 13. Purpose and Reasons of Purchaser and Management Stockholders for the Offer and Merger," "SPECIAL FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger; Section 2. Interests of Certain Persons in the Merger" and "THE MERGER AGREEMENT AND CERTAIN RELATED MATTERS--Section 1. The Agreement and Plan of Merger; Stockholder Agreement; Section 3. Beneficial Ownership of Common Stock" is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Offer to Purchase "SPECIAL FACTORS--Certain Considerations. Section 6. Management Stockholder Arrangements; Section 7. Fees Payable to Purchaser and Purchaser Affiliates," "SPECIAL FACTORS--The Offer and Merger--Section 2. Interests of Certain Persons in the Offer and Merger," "THE MERGER AGREEMENT AND CERTAIN RELATED MATTERS--Section 1. The Agreement and Plan of Merger; Stockholder Agreement; Section 2. Related Party Transactions" and "THE TENDER OFFER--Section 14. Fees and Expenses" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Fremont Partners. Fremont Partners, and affiliated partnerships, is a private investment fund headquartered in San Francisco, California with available committed capital of approximately $605 million. The sole general partner of Fremont Partners is FP Advisors, L.L.C., a Delaware limited liability company ("FP Advisors"). The sole managing member of FP Advisors is Fremont Group, L.L.C., a Delaware limited liability company (including predecessor entities, "The Fremont Group"). The sole manager of The Fremont Group is Fremont Investors, Inc., a Nevada corporation ("Fremont Investors"). Fremont Partners, FP Advisors, The Fremont Group and Fremont Investors are collectively referred to herein as the "Fremont Entities." None of the Fremont Entities is a party to the Merger Agreement or the Stockholder Agreement. The offices of each of the Fremont Entities are located at 50 Fremont Street, Suite 3700, San Francisco, California 94105.

  Each of the Fremont Entities and Purchaser disclaims that it is a "bidder" for purposes of the Offer.

  The information set forth in the Offer to Purchase under "THE TENDER OFFER--
Section 15. Certain Information concerning Purchaser" is incorporated herein by reference.

  For certain information concerning the executive officers and directors of
(i) Parent, see Schedule I attached hereto and incorporated herein by reference and (ii) Purchaser see the information set forth in Schedule II of the Offer to Purchase and incorporated herein by reference.

  Except as set forth in the Offer to Purchase, none of Purchaser, Parent or any of the Fremont Entities, nor, to the best knowledge of Purchaser or Parent, or any of the persons listed on Schedule I hereto or on Schedule II to the Offer to Purchase, nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, and none of Purchaser, Parent or any of the Fremont Entities nor, to the best knowledge of Purchaser or Parent any of the persons or entities referred to above, nor any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transaction in Shares during the past 60 days.

  Except as set forth in the Offer to Purchase, none of Purchaser, Parent or any of the Fremont Entities, nor, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I hereto or on Schedule II to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies. Except as set forth in the Offer to Purchase, none of Purchaser, Parent or any of the Fremont Entities, or any of their respective affiliates, nor, to the best knowledge of Purchaser or Parent, none of the persons listed on Schedule I hereto or on Schedule II to the Offer to Purchase, has had, since January 1, 1995, any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that would require reporting under the rules of the Commission. Except as set forth in the Offer to Purchase, since January 1, 1995, there have been no contacts, negotiations or transactions between Purchaser, Parent or any of the Fremont Entities, any of their respective affiliates or, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I hereto or on
Schedule II to the Offer to Purchase, and the Company or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Parent or Purchaser, or to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto or in Schedule II to the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

  (b)-(c) The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 12. Certain Conditions of the Offer; Section 13. Certain Legal Matters" is incorporated herein by reference.

  (d) The information set forth in the Offer to Purchase "SPECIAL FACTORS-- Certain Considerations--Section 8. Delisting of Common Stock; Section 9. Termination of Exchange Act Reporting" and "THE TENDER OFFER--Section 7. Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations; Section 13. Certain Legal Matters" is incorporated herein by reference.

  (e) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Certain Considerations--Section 1. Golden Cycle Offer" is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, are incorporated herein by reference in their entirety.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

 (a)(1)  Offer to Purchase, dated July 13, 1998, as amended.
 (a)(2)  Letter of Transmittal, dated July 13, 1998.
 (a)(3)  Letter to Clients, dated July 13, 1998, for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.
 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated July 13, 1998.
 (a)(5)  Notice of Guaranteed Delivery, dated July 13, 1998.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(7)  Press Release issued by the Company and Fremont Acquisition Company
         III, LLC on June 29, 1998.
 (a)(8) Form of Summary Advertisement, as published in the Wall Street Journal on July 13, 1998.
 (a)(9)  Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated June 28,
         1998 (attached as Annex A to the Offer to Purchase filed as Exhibit
         (a)(1) above).
 (a)(10) Letter to Stockholders, dated July 13, 1998, from Joseph F. Keenan,
         Chairman of the Board of the Company.
 (b)(1)  Commitment letter, dated June 28, 1998, by Bank of America National
         Trust and Savings Association, Bankers Trust Company and BancAmerica
         Robertson Stephens to Fremont Acquisition Company III, LLC.
 (b)(2)  Letter, dated June 27, 1998, by BT Alex. Brown Incorporated and
         BancAmerica Robertson Stephens to Fremont Acquisition Company III,
         LLC.
 (c)(1)  Amended and Restated Agreement and Plan of Merger, dated as of June
         28, 1998, by and among the Company, Fremont Acquisition Company III,
         LLC and GMS Acquisition Corp.
 (c)(2)  Stockholder Agreement, dated as of June 28, 1998, by and among Fremont
         Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto.
 (c)(3) Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners.
 (c)(4) Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company.
 (d)     None.
 (e)     Not applicable.
 (f)     None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 1998

                                       FREMONT ACQUISITION COMPANY III, LLC

                                            /s/ Kevin Baker
                                       By: ___________________________________
                                            Kevin Baker
                                            Vice President and Secretary

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 1998

                                       FREMONT PARTNERS, L.P.

                                       By: FP Advisors, L.L.C., its general
                                       partner

                                          By: Fremont Group, L.L.C., its
                                          managing member

                                            By: Fremont Investors, Inc., its
                                            manager

                                              By:       /s/ R. S. Kopf
                                                 _____________________________
                                                 Name:  R. S. Kopf
                                                 Title: Managing Director,
                                                        General Counsel and
                                                        Secretary

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER  DESCRIPTION                                                       PAGE
 ------- -----------                                                       ----
 (a)(1)  Offer to Purchase, dated July 13, 1998, as amended.............
 (a)(2)  Letter of Transmittal, dated July 13, 1998.....................
 (a)(3)  Letter to Clients, dated July 13, 1998, for use by Brokers,
         Dealers, Commercial Banks, Trust Companies and other Nominees..
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and other Nominees, dated July 13, 1998........................
 (a)(5)  Notice of Guaranteed Delivery, dated July 13, 1998.............
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9.........................................
 (a)(7)  Press Release issued by the Company and Fremont Acquisition
         Company III, LLC on June 29, 1998..............................
 (a)(8)  Form of Summary Advertisement, as published in the Wall Street
         Journal on July 13, 1998.......................................
 (a)(9)  Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated
         June 28, 1998 (attached as Annex A to the Offer to Purchase filed as Exhibit (a)(1) above).................................
 (a)(10) Letter to Stockholders, dated July 13, 1998, from Joseph F.
         Keenan, Chairman of the Board of the Company...................
 (b)(1)  Commitment letter, dated June 28, 1998, by Bank of America
         National Trust and Savings Assocition, Bankers Trust Companyt
         and BancAmerica Robertson Stephens to Fremont Acquisition
         Company III, LLC...............................................
 (b)(2)  Letter, dated June 27, 1998, by BT Alex. Brown Incorporated and
         BancAmerica Robertson Stephens to Fremont Acquisition Company
         III, LLC.......................................................
 (c)(1)  Amended and Restated Agreement and Plan of Merger, dated as of
         June 28, 1998, by and among the Company, Fremont Acquisition
         Company III, LLC, and GMS Acquisition Corp.....................
 (c)(2)  Stockholder Agreement, dated as of June 28, 1998, by and among
         Fremont Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto....................
 (c)(3)  Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners.......................
 (c)(4)  Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company......

                                  SCHEDULE I
                      DIRECTORS AND EXECUTIVE OFFICERSOF
                            FREMONT PARTNERS, L.P.

  1. FREMONT PARTNERS, L.P. Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the sole general partner of Fremont Partners. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.

                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME AND ADDRESS    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
 ----------------    --------------------------------------------------
 FP Advisors, L.L.C. Not Applicable

  2. FP ADVISORS, L.L.C. Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the sole managing member of FP Advisors, L.L.C. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.

                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME AND ADDRESS    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
 ----------------    --------------------------------------------------
 Fremont Group,      Not Applicable
  L.L.C.

  3. FREMONT GROUP, L.L.C. Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each of the sole manager, the executive officers and directors of Fremont Group, L.L.C. Unless otherwise indicated, each person has held the position listed below with Fremont Group, L.L.C and Fremont Investors, Inc. during the last five years. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.

                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME AND ADDRESS    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
 ----------------    --------------------------------------------------
 Fremont Investors,  Not Applicable
  Inc.
 A.M. Dachs......... President, Chief Executive Officer and Director of Fremont Group,
                     L.L.C., Fremont Investors, Inc. and Sequoia Ventures, Inc.; President
                     and Director of Bechtel Constructors, Inc.; Director of Offshore
                     Bechtel Exploration Corporation and BPT Properties, L.P. and related entities; Director of Bechtel Enterprises, Inc., Esco Corporation and
                     The Brookings Institution; Chairman of the Board of Trustees of
                     Wesleyan University.
 S.D. Bechtel, Jr... Chairman Emeritus and Director of Fremont Group, L.L.C., Fremont
                     Investors, Inc. and Sequoia Ventures, Inc.; Chairman Emeritus of
                     Bechtel Group, Inc.; Director of Remington Arms since 1993; Director of IBM from 1976-1993.
 R. E. Cavanagh..... Director of Fremont Group, L.L.C., Fremont Investors, Inc. and
                     Sequoia Ventures, Inc.; President and Chief Executive Officer of The
                     Conference Board, Inc., 845 Third Avenue, New York, New York 10022,
                     since 1995; Executive Dean of Harvard University (Kennedy School of
                     Government) from 1988 to 1995; Director of Black Rock Mutual Fund and related funds; Director of Olin Corporation and LCI International.

H.J. Haynes........ Director of Fremont Group, L.L.C., Fremont Investors, Inc. and
                    Sequoia Ventures, Inc.; Director and Senior Counselor of Bechtel
                    Group, Inc.; Director of Hewlett-Packard Co., Paccar, Inc., Boeing
                    Co., Citicorp, Saudi Arabian Oil Co. and Bechtel Enterprises, Inc.
C.W. Hull.......... Director of Fremont Group, L.L.C., Fremont Investors, Inc. and
                    Sequoia Ventures, Inc.; Chairman of Energy Asset Management, L.L.C.,
                    250 Montgomery Street, Suite 1600, San Francisco, California 94104;
                    Director of Bechtel Group, Inc. and Bechtel Enterprises, Inc.
R. Jaunich II...... President and Chief Executive Officer of Fremont Acquisition Company
                    III, LLC; Managing Director and Director of Fremont Group, L.L.C.;
                    Fremont Investors, Inc. and Sequoia Ventures, Inc.; Chairman of the
                    Board of Kinetic Concepts, Inc.; Director of Kerr Group, Inc.;
                    Director of CNF Transportation, Inc.; Chairman of the Board of
                    Coldwell Banker Corporation from 1992 to 1996; Chairman of the Board of Crown Pacific, Ltd. since 1992; member of the Board of Control of
                    Petro Stopping Centers, L.P. from 1992 to 1997.
J.D. Mahaffey...... Managing Director of Fremont Group, L.L.C., Fremont Investors, Inc.
                    and Sequoia Ventures, Inc.; President of Fremont Energy, L.P., 5956
                    Sherry Lane, Suite 1310, Dallas Texas, since 1995; prior to such time, Chief Executive Officer and Director of United Meredian Corp.;
                    President and Director of Offshore Bechtel Exploration Corporation;
                    Director of Xpronet, Inc. since 1997.
D.L. Redo.......... Managing Director and Director of Fremont Group, L.L.C., Fremont
                    Investors, Inc. and Sequoia Ventures, Inc.; President and Chief
                    Executive Officer of Fremont Investment Advisors, Inc.
G.P. Schultz....... Director of Fremont Group, L.L.C., Fremont Investors, Inc. and
                    Sequoia Ventures, Inc.; Director and Senior Counselor of Bechtel
                    Group, Inc.; Professor of International Economics at Stanford
                    University and Distinguished Fellow at the Hoover Institution;
                    Director of Gulfstream Aerospace Corp., Charles Schwab, Gilead
                    Sciences, Airtouch Communications, Ziff-Davis Publishing Company
                    (resigned 1996) and Bechtel Enterprises, Inc.
J.W. Weiser........ Director of Fremont Group, L.L.C., Fremont Investors, Inc. and
                    Sequoia Ventures, Inc.; President of Fremont Energy, L.P., 5956
                    Sherry Lane, Suite 1310, Dallas, Texas, since 1995; prior to such time, Chief Executive Officer and Director of United Meredian Corp.;
                    President and Director of Offshore Bechtel Exploration Corporation;
                    Director of Xpronet, Inc. since 1997.
J.S. Higgins....... Managing Principal and Chief Financial Officer of Fremont Group,
                    L.L.C., Fremont Investors, Inc. and Sequoia Ventures, Inc.; Director
                    of Fremont Investment Advisors, Inc.; Vice President and Director of
                    HLQ Corp.; Chief Financial Officer of Bechtel International
                    Constructors and Offshore Bechtel Exploration Corp.
R.S. Kopf.......... Managing Director--Operations, General Counsel and Secretary of
                    Fremont Group, L.L.C. and Fremont Investors, Inc. since 1986; General
                    Counsel, Secretary and Director of Bechtel International
                    Constructors, Inc.; Vice President, General Counsel and Secretary of
                    HLQ Corp.; Vice President, General Counsel, Secretary and Director of
                    Offshore Bechtel Exploration Corporation; Managing Principal, General
                    Counsel and Secretary of Sequoia Ventures, Inc.

D.W. Aronson....... Treasurer of Fremont Group, L.L.C., Fremont Investors, Inc. and
                    Sequoia Ventures, Inc.; Chief Financial Officer and Vice President of
                    Operations of Redwood Microsystems, Inc. from 1990 through 1994;
                    Treasurer of Bechtel International Constructors, Inc., CRMF Corp.,
                    and Offshore Bechtel Exploration Corporation.

  4. FREMONT INVESTORS, INC. Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Fremont Investors, Inc. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.


                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME AND ADDRESS    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
 ----------------    --------------------------------------------------
 A.M. Dachs......... See Part 3 of this Schedule I.
 S.D. Bechtel, Jr... See Part 3 of this Schedule I.
 R.E. Cavanagh...... See Part 3 of this Schedule I.
 H.J. Haynes........ See Part 3 of this Schedule I.
 C.W. Hull.......... See Part 3 of this Schedule I.
 R. Jaunich II...... See Part 3 of this Schedule I.
 D.L. Redo.......... See Part 3 of this Schedule I.
 G.P. Shultz........ See Part 3 of this Schedule I.
 J.W. Weiser........ See Part 3 of this Schedule I.
 J.D. Mahaffey...... See Part 3 of this Schedule I.
 J.S. Higgins....... See Part 3 of this Schedule I.
 R.S. Kopf.......... See Part 3 of this Schedule I.
 D.W. Aronson....... See Part 3 of this Schedule I.

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